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                                                                EXHIBIT 12.2

                                         UTILICORP UNITED INC.
                      COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
                     COMBINED FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

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
                                                               Year ended December 31
                                                -----------------------------------------------------
                                                  1995       1994      1993        1992        1991
                                                -----------------------------------------------------
                                                                    (Thousands)

Net income from continuing operations           $ 79,777   $ 94,445  $ 86,348    $ 52,910    $ 77,637

Income taxes and Kansas City earnings tax         52,035     52,087    30,018      31,631      43,580

Interest component of rents                       15,346     15,329    15,008      14,600       6,548
Interest on long-term debt                       110,227     89,526    89,027      88,857      65,100
Interest on short-term debt                       10,512      3,981     2,262       7,001       6,297
Other interest expense
  and amortization                                14,935     10,176    10,345       5,728      12,642
                                                -----------------------------------------------------

Total fixed charges                              151,020    119,012   116,642     116,186      90,587
                                                -----------------------------------------------------


Earnings before taxes on
  income and fixed charges                       282,832    265,544   233,008     200,727     211,804
                                                =====================================================

Ratio of earnings to fixed charges                  1.87       2.23      2.00        1.73        2.34
                                                =====================================================


Preferred dividends                                2,050      2,982     6,926       6,864       7,856
Income taxes required                              1,283      1,867     4,336       4,206       4,332
                                                -----------------------------------------------------
Earnings before income taxes
  required for preferred dividends                 3,333      4,849    11,262      11,070      12,188

Fixed charges (above)                            151,020    119,012   116,642     116,186      90,587
                                                -----------------------------------------------------
Total combined fixed charges
  and preferred dividend
  requirements                                  $154,353   $123,861  $127,904    $127,256    $102,775
                                                =====================================================

Ratio of earnings to combined fixed
  charges and preferred dividend
  requirements                                      1.83       2.14      1.82        1.58        2.06
                                                =====================================================

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